May 15, 2008

Mark Cowan

Senior Counsel

Office of Insurance Products

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E. Washington, DC 20549

Subject:	Genworth Life of New York VA Separate Account 2
Genworth Life Insurance Company of New York
Initial Registration Statement Filed on Form N-4
SEC File Nos. 333-149596 and 811-22191

Dear Mr. Cowan:

On behalf of Genworth Life Insurance Company of New York (the “Company”) and its Genworth Life of New York VA Separate Account 2 (the “Separate Account”), we hereby submit our response to comments received by the staff of the Securities and Exchange Commission by letter dated May 6, 2008, for the above-referenced Registration Statement. We will make revisions in response to your comments and will make other non-material revisions that will be reflected in the Pre-Effective Amendment to the Registration Statement.

We provide the following responses to your comments. If the responses meet to your satisfaction, we intend to file a Pre-Effective Amendment to the Registration Statement on or about May 23, 2008. We will also submit a request to accelerate the effectiveness of the Registration Statement to the earliest date practicable after filing of the Pre-Effective Amendment, but no later than June 2, 2008.

Comment 1a: Fee Table – Please consider including an explanation that the M&E for the “L Share” option is assessed for the duration of the contract (not merely for the duration of the standard surrender charge schedule).

Response 1a: We will add disclosure to explain that, irrespective of the surrender charge option that is chosen, the applicable M&E charge will be assessed for the duration of the contract and not merely for the duration of the surrender charge period.

Mark Cowan

Office of Insurance Products

United States Securities and Exchange Commission

Comment 1b: Fee Table – Please explain how the “Maximum Total Separate Account Annual Expenses” are calculated given that the base against which the various charges are assessed are different.

Response 1b: Based on this Staff comment, we intend to separate the fee table to reflect charges assessed against different bases. The “Maximum Total Separate Account Annual Expenses” for the L Share Option will reflect the mortality and expense risk charge (1.50%), the administrative expense charge (0.15%) and the joint annuitant charge (0.05%), for Maximum Total Separate Account Annual Expenses of 1.70%. The “Maximum Total Separate Account Annual Expenses” for the B Share Option will reflect the mortality and expense risk charge (1.20%), the administrative expense charge (0.15%) and the joint annuitant charge (0.05%), for Maximum Total Separate Account Annual Expenses of 1.40%.

Comment 2: Annual Portfolio Expenses – Please advise the staff whether any of the available portfolio companies invest in shares of one or more Acquired Funds. If so, please confirm that Total Annual Portfolio Operating Expenses for the portfolio company include fees and expenses incurred indirectly by the portfolio company as a result of investment in shares of one or more Acquired Funds, calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.

Response 2: The available portfolio companies may invest in shares of one or more Acquired Funds. Please note, however, that we rely on the portfolio companies to provide us with Total Annual Portfolio Operating Expenses and we, in turn, disclose the range of expenses for all available portfolios in the contract prospectus, as permitted by Item 3(a) of Form N-4 (see also Instruction 17(a) to Item 3(a)). Therefore, we rely on the portfolio company to provide us with Total Annual Portfolio Operating Expenses that comply with Instruction 3(f) to Item 3 of Form N-1A.

Comment 3: Power of Attorney (Part C) – If any name is to be signed to the registration statement pursuant to a power of attorney, please ensure that the power of attorney “relates to a specific filing” as required by Rule 483(b) under the Securities Act of 1933.

Response 3: Names signed to the Registration Statement pursuant to a power of attorney will be effected pursuant to a power of attorney that “relates to the specific filing.”

Comment 4: Financial Statements, Exhibits and Other Information – Financial statements, exhibits and other information not included in the registration statement should be filed by pre-effective amendment.

Response 4: All financial statements, exhibits, and other information not included in the Initial Registration Statement are included in the Pre-Effective Amendment.

We hope that this adequately responds to the comments provided in your letter. As mentioned above, we will be making a request to accelerate the effectiveness of the Registration Statement to the earliest date practicable after filing of the Pre-Effective Amendment, but no later than June 2, 2008, under separate cover.

Mark Cowan

Office of Insurance Products

United States Securities and Exchange Commission

Thank you for your assistance in this matter. Should you have any questions, please do not hesitate to contact me at 804.289.3545 or via e-mail at michael.pappas@genworth.com.

Sincerely,

/s/ Michael D. Pappas
Michael D. Pappas Associate General Counsel

Mark Cowan

Office of Insurance Products

United States Securities and Exchange Commission

Genworth Life Insurance Company of New York, on behalf of its Genworth Life of New York VA Separate Account 2, acknowledges that:

Genworth Life Insurance Company of New York, on behalf of its Genworth Life of New York VA Separate Account 2, is responsible for the adequacy and accuracy of the disclosure in the filings. Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing and Genworth Life of New York VA Separate Account 2 may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Paul A. Haley
Paul A. Haley Senior Vice President